SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Champion River Ventures Limited

Attention: Pau Yee Wan Ezra

c/o 7/F, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852) 2128-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAMPION RIVER VENTURES LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500,937
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,500,937
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.51% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,334,586 outstanding shares of the common stock of the Issuer as of May 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Securities and Exchange Commission on May 12, 2022.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PRIME TECH GLOBAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500,937
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,500,937
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.51% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,334,586 outstanding shares of the common stock of the Issuer as of May 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Securities and Exchange Commission on May 12, 2022.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MAYSPIN MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500,937
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,500,937
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.51% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,334,586 outstanding shares of the common stock of the Issuer as of May 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Securities and Exchange Commission on May 12, 2022.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LI KA SHING
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500,937
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,500,937
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.51% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Calculated based upon 68,334,586 outstanding shares of the common stock of the Issuer as of May 10, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Securities and Exchange Commission on May 12, 2022.

EXPLANATORY STATEMENT.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to shares of Common Stock of the Issuer (“Shares”) and is being filed on behalf of the Reporting Persons. This Amendment No. 6 amends and supplements the Amendment No. 5 to Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2017 (“Amendment No. 5”), the Amendment No. 4 to Schedule 13D previously filed with SEC on November 7,2017 (“Amendment No. 4”), the Amendment No. 3 to Schedule 13D previously filed with the SEC on August 22, 2017 (“Amendment No. 3”), the Amendment No. 2 to Schedule 13D previously filed with the SEC on May 26, 2017 (“Amendment No. 2”), the Amendment No. 1 to Schedule 13D previously filed with the SEC on May 11, 2017 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the SEC on May 8, 2017 (the “Initial Schedule 13D”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and this Amendment No. 6, the “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock of the Issuer. The address of the Issuer’s principal executive office is 10900 Wilshire Blvd. Suite 600, Los Angeles, California 90024. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons: Champion River Ventures Limited, a British Virgin Islands corporation (“Champion River”), and Li Ka Shing, a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China (“Li Ka Shing”). Champion River and Li Ka Shing are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Prime Tech Global Limited, a British Virgin Islands corporation (“Prime Tech”), is the sole shareholder of Champion River, Mayspin Management Limited, a British Virgin Islands corporation (“Mayspin”), is the sole shareholder of Prime Tech, and Li Ka Shing is the sole shareholder of Mayspin. Each of Ip Tak Chuen Edmond, Pau Yee Wan Ezra, Christian Nicolas Roger Salbaing, Richard Waichi Chan, Ho Wai Leung Edmond, and Neil Douglas McGee is a director of Champion River, each a (“Champion River Director”), and together (the “Champion River Directors”).

The principal business of each of the Reporting Persons is investing. The registered office address for Champion River is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and its correspondence address is c/o 7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business address of Li Ka Shing and each Champion River Director is c/o 7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

The Shares to which this Schedule 13D relates are owned directly by Champion River.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons, nor any of the Champion River Directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each of Champion River, Prime Tech and Mayspin is a corporation formed under the laws of the British Virgin Islands. Li Ka Shing, Ip Tak Chuen Edmond, and Pau Yee Wan Ezra, each a natural person, is a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China. Christian Nicolas Roger Salbaing, a natural person, is a national of France. Richard Waichi Chan, a natural person, is a national of the United States of America. Ho Wai Leung Edmond, a natural person, is a national of the United Kingdom. Neil Douglas McGee, a natural person, is a national of Australia.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

May 2022 Joint Venture Agreement

On May 19, 2022, the Issuer entered into an agreement (the “May 2022 Joint Venture Agreement”) for the formation of a joint venture (the “JV”) among Crystal Lake Developments Limited (“Crystal Lake”), Pioneer Idea Holdings Limited (“Pioneer Idea”), and Hong Kong Taikuk (China) Group Ltd (“Taikuk”). The purpose of the JV will be to commercialize Tru Niagen® and other products containing nicotinamide riboside to be developed by the Issuer in the ordinary course (the “Products”) in Mainland China and its territories, excluding Hong Kong, Macau and Taiwan (the “Territory”). At the closing of the formation of the JV (the “Closing”) the

Issuer will license to the JV certain inventions and trademarks relating to the Products and will exclusively own any invention developed by the JV that incorporates such intellectual property. The May 2022 Joint Venture Agreement will have an initial term of 20 years, unless earlier terminated. The Closing is subject to certain customary closing conditions and is expected by the end of the third quarter of 2022.

Crystal Lake, a company incorporated under the laws of the British Virgin Islands, is indirectly wholly-owned by Li Ka Shing.

Crystal Lake, Pioneer Idea and Taikuk have each agreed to contribute $1.8 million, $1.2 million and $1.0 million, respectively into the JV. Following the closing, each of the parties will hold the following interest in the JV: the Issuer (71%), Crystal Lake (10.8%), Pioneer Idea (7.2%) and Taikuk (a 11% non-voting interest). The Issuer will have the right to elect three of the five directors in the JV, and Pioneer Idea, has the right to elect the other two directors, with each director having one vote with the exception of certain material corporate actions which will require unanimous approval of the board of the JV.

Prior to being able to commercialize the Products in the Territory, the JV will have to obtain all applicable regulatory approvals, including “Blue Hat” or health food registration with the PRC State Administration for Market Regulation for Products in the name of the Issuer or its designee (collectively, the “Blue Hat Registration”).

In addition, at the Closing the Issuer will enter into a distribution agreement with China National Pharmaceutical Group Co., Ltd. (“Sinopharm”) relating to the commercialization of the Products in the Territory on Sinopharm’s cross-border platform (the “Cross Border Agreement”) and the JV will enter into a distribution agreement with Sinopharm relating to the commercialization of the Products in the Territory. Upon Blue Hat Registration being obtained, the business of the JV will be to market, sell and distribute the Products in the Territory. Upon completion of the Blue Hat Registration, the parties intend that the Cross Border Agreement will be assigned to the JV.

The foregoing descriptions of the May 2022 Joint Venture Agreement are not complete and are qualified in their entirety by reference to the full text of the May 2022 Joint Venture Agreement, which is incorporated by reference into this Schedule 13D pursuant to Exhibit 99.7 of Item 7 hereof.

November 2017 Securities Purchase Agreement

On November 3, 2017, Champion River Ventures Limited (“Champion River”) and certain other purchasers named therein (each a “November 2017 Purchaser” and together, the “November 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “November 2017 Purchase Agreement”). Pursuant to the November 2017 Purchase Agreement, the Issuer agreed to issue and sell to the November 2017 Purchasers an aggregate of approximately $23 million of Common Stock (5,609,755 Shares) at a purchase price of $4.10 per share (the “November 2017 Transaction”). Champion River, in its capacity as a November 2017 Purchaser, has agreed to purchase 731,707 Shares in the November 2017 Transaction. The November 2017 Transaction closed on November 17, 2017, at which closing the Issuer issued 731,707 Shares to Champion River and 4,878,048 Shares to the other November 2017 Purchasers.

April 2017 Securities Purchase Agreement

On April 26, 2017, Champion River Ventures Limited (“Champion River”) and Pioneer Step Holdings Limited (“Pioneer Step”, each an “April 2017 Purchaser” and together, the “April 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “April 2017 Purchase Agreement”). Pursuant to the April 2017 Purchase Agreement, the Issuer agreed to sell and issue to the April 2017 Purchasers an aggregate of up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively. The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 807,692 Shares to Champion River and 538,462 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment to Securities Purchase Agreement, dated May 24, 2017 (the “First Amendment”), by and among the Issuer and the April 2017 Purchasers, the second tranche (the “Second Tranche”) closed on May 24, 2017, at which closing the Issuer issued 3,782,288 Shares to Champion River and 2,521,526 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment, following approval by the Issuer’s stockholders, the third tranche (the “Third Tranche”) closed on August 18, 2017, at which closing the Issuer issued 1,179,250 Shares to Champion River and 786,167 Shares to the other April 2017 Purchaser.

Upon completion of the Second Tranche, the April 2017 Purchase Agreement required that the Issuer’s Board of Directors (the “Board”) increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies were to be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one designee selected by each of the April 2017 Purchasers (the “Purchaser Designees”). As such, Champion River exercised its right to designate for appointment an individual to fill one of the two vacancies on the Issuer’s Board.

In addition, from and after the date of the April 2017 Purchase Agreement, upon prior written request thereof by any April 2017 Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the April 2017 Purchasers and such other substantial holders of Common Stock as reasonably requested by such April 2017 Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

November 2017 Registration Rights Agreement

Simultaneously with the execution of the November 2017 Purchase Agreement, the Issuer, Champion River and the other November 2017 Purchasers entered into a Registration Rights Agreement, dated November 3, 2017 (the “November 2017 Registration Rights Agreement”) with respect to the Shares acquired under the November 2017 Purchase Agreement. The November 2017 Registration Rights Agreement grants Champion River and the other November 2017 Purchasers customary shelf and piggyback registration rights.

April 2017 Registration Rights Agreement

At the closing of the First Tranche, the April 2017 Purchase Agreement required that the Issuer and the April 2017 Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the April 2017 Purchasers (the “April 2017 Registration Rights Agreement”) with respect to the Shares acquired under the April 2017 Purchase Agreement. The Issuer and the April 2017 Purchasers entered into the April 2017 Registration Rights Agreement on April 29, 2017. The April 2017 Registration Rights Agreement grants the April 2017 Purchasers customary shelf and piggyback registration rights.

The foregoing descriptions of the May 2022 Joint Venture Agreement, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment are not complete and are qualified in their entirety by reference to the full text of the May 2022 Joint Venture Agreement, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99. 7 of Item 7 hereof.

Champion River acquired the Shares pursuant to the above-described transactions as investments in its ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designee, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 20, 2022, Champion River beneficially owned and had sole voting and dispositive power with respect to 6,500,937 Shares, representing approximately 9.51% of the 68,334,586 outstanding Shares as of May 10, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Securities and Exchange Commission on May 12, 2022.

As of May 20, 2022, Prime Tech, by virtue of being the sole shareholder of Champion River, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Champion River.

As of May 20, 2022, Mayspin, by virtue of being the sole shareholder of Prime Tech, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Champion River.

As of May 20, 2022, Li Ka Shing, by virtue of being the sole shareholder of Mayspin, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Champion River.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1 (k)(l) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.3 Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.4 Registration Rights Agreement, dated as of November 3,2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.5 Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.6 First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

Exhibit 99.7 Joint Venture Agreement, dated as of May 19, 2022, by and between ChromaDex Corporation, Crystal Lake Developments Limited, Pioneer Idea Holdings Limited and Hong Kong Taikuk (China) Group Ltd (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 20, 2022

CHAMPION RIVER VENTURES LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

PRIME TECH GLOBAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

MAYSPIN MANAGEMENT LIMITED

By:	/s/ Pau Yee Wan Ezra
Name: Pau Yee Wan Ezra
Title: Director

/s/ Li Ka Shing
Li Ka Shing

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-l(k)(l) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.3	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.4	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.5	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2,2017).

99.6	First Amendment to Securities Purchase Agreement, dated as of May 24,2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

99.7	Joint Venture Agreement, dated as of May 19, 2022, by and between ChromaDex Corporation, Crystal Lake Developments Limited, Pioneer Idea Holdings Limited and Hong Kong Taikuk (China) Group Ltd (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2022).